2200 Ross Avenue, Suite 2800 • Dallas, Texas 75201-2784

ghettinger@fulbright.com • Direct: 214 855 7444 • Main: 214 855 8000 • Facsimile: 214 855 8200

August 8, 2012

VIA EDGAR AND FACSIMILE

Mellissa Campbell Duru

Special Counsel
Office of Merger and Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:                             Gaylord Entertainment Company
Definitive Additional Soliciting Materials filed by TRT Holdings, Inc.
and Robert B. Rowling
Filed July 17, 2012
File No. 001-13079

Dear Ms. Duru:

On behalf of TRT Holdings, Inc. (“TRT Holdings”) and Robert B. Rowling, this letter confirms our recent conversation informing the Securities and Exchange Commission (the “Commission”) that TRT Holdings and Gaylord Entertainment Company (the “Company”) have entered into an agreement (the “Agreement”) pursuant to which, among other things, TRT Holdings and designated affiliates agreed to vote all of the remaining shares of the Company’s common stock that TRT Holdings is entitled to vote in favor of the proposals relating to the Company’s plan to qualify as a real estate investment trust (the “REIT Conversion”) at the Company’s upcoming special meeting of stockholders (the “Special Meeting”).  The terms of the Agreement are set forth in Amendment No. 9 to the Schedule 13D filed by TRT Holdings and Mr. Rowling on August 7, 2012.  As a result, TRT Holdings and Mr. Rowling will not be conducting a proxy contest with respect to the REIT Conversion at the Special Meeting.  Accordingly, TRT Holdings will not provide a response to the comments of the Staff of the Commission, dated July 27, 2012, regarding the above referenced soliciting materials filed by TRT Holdings pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended, on July 17, 2012.

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MUNICH • NEW YORK • PITTSBURGH-SOUTHPOINTE • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Securities and Exchange Commission

August 7, 2012

If you have any questions, please contact the undersigned at 214-855-7444.

Respectfully submitted,

/s/ Glen J. Hettinger

Glen J. Hettinger

cc: Michael G. Smith, Senior Vice President — Real Estate and General Counsel of TRT Holdings, Inc.